SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: A3 Alternative Credit Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	90 Madison Street, Suite 303
Denver, Colorado 80206

TELEPHONE NUMBER:	(303) 997-9010

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS :	THE CORPORATION TRUST COMPANY
Corporation Trust Center, 1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Denver and State of Colorado on this 3rd day of June, 2019.

A3 Alternative Credit Fund

/s/ Anthony Bosch
By:	Anthony Bosch
Sole Trustee

ATTEST:	/s/ Kimberly J. Merriman

Name	Kimberly J. Merriman

Title:	Founder and Principal of Ascent Alternative Advisors, LLC